

October 7, 2011

Via E-mail
D. Hunt Ramsbottom, Jr.
Chief Executive Officer
Rentech Nitrogen GP, LLC
10877 Wilshire Boulevard, Suite 600
Los Angeles, CA 90024

> Re: **Rentech Nitrogen Partners, L.P.**
> **Amendment No. 2 to**
> **Registration Statement on Form S-1**
> **Filed September 27, 2011**
> **File No. 333-176065**

Dear Mr. Ramsbottom:

We have received your response to our prior comment letter to you dated September 21, 2011 and have the following additional comments.

Prospectus Summary, page 1

Our Competitive Strengths, page 3

1. We note your response to our prior comments three, four and six. We note statements on pages two, six and seven that the data shown reflect "approximately 68% of the aggregate ammonia production capacity in the United States and Canada." With a view to revised disclosure please tell us why ammonia production capacity in countries other than the United States and Canada are not relevant to each of these discussions. In the alternative please revise each of the statements referenced in prior comments three, four, and six to clarify the extent to which the disclosures take into account the entire market in which you operate including all competitors. It appears to us that in assessing your competitive position, your disclosure should address your competitive position in terms of your total market share with regard to sales to customers, rather than production capacity. In this regard we note your statement on page seven that "the United States is the third largest market for nitrogen fertilizers globally and is dependent

on imports, a significant portion of which comes from European producers…" and your discussion on page 28 regarding "competitors in the United States and in other countries, including state-owned and government-subsidized entities." When discussing your competitive position, it should be discussed relative to all of the competitors selling the product you offer into the marketplace. Refer to Item 101(c)(1)(x) of Regulation S-K.

Access to Low Cost Feedstock, page 7

2. In light of the disclosure added on page 133 discussing some of your competitors cost of feedstock, please revise to delete reference to your feedstock as "low cost" or explain to us what basis you have to hold your feedstock cost out as a competitive strength.

Credit Facilities, page 96

3. If the credit facility is entered into prior to effectiveness, please file it as an exhibit and describe its material terms and covenants.

Exhibit 23.4

4. We note changes in the registration statement relating to Blue Johnson. Please revise to file an updated consent from Blue Johnson.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

· the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Patrick Kuhn at (202) 551-3308 or Lynwood Shenk at (202) 551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact John Dana Brown at (202) 551-3859 or the undersigned at (202) 551-3210 with any other questions.

Sincerely,

/s/ Susan Block

Susan Block
Attorney-Advisor

cc: David A. Zaheer
        Latham & Watkins LLP